SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 30, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES
Exhibit Index
Certification of CEO
Certification of CFO

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 1st QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — April 29, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the three months ended March 31, 2004.

Financial results for the three months ended March 31, 2004 reflect a consolidated net loss from operations of $4.9 million or $0.07 per share compared to $4.4 million or $0.09 per share for the same period in 2003. The increased loss of $0.5 million in 2004 arises from stock compensation expense of $0.3 million, higher general and administrative expenses of $0.3 million, lower revenues of $0.2 million and lower investment and other income of $0.2 million, offset by $0.4 million reduction in gross research and development expenditures and $0.1 million reduction in marketing and business development expenses. The majority of the higher loss results from the adoption of a new accounting standard effective January 1, 2004 that requires expensing of employee stock options.

Contract research and development revenue for the three months ended March 31, 2004, totalling $0.5 million compared to $0.9 million for the same period in 2003, represents contract research and development funding received from Merck KGaA of Darmstadt, Germany associated with Theratope® vaccine and BLP25 Liposomal vaccine (L-BLP25). The decreased funding reflects a lower level of clinical activity with the wind down of the Theratope Phase III trial, and unblinding of the L-BLP25 Phase IIb trial results. Licensing revenues from collaborative arrangements represent the amortization of upfront payments received from Merck KGaA upon commencement of the collaboration. In addition, the collaboration with CancerVac Pty. Ltd. of Melbourne, Australia, announced in March 2004, entailed an upfront sub-licensing fee of $0.26 million (U.S. $0.2 million), which is being amortized over the term of the collaboration, or approximately 15 years. This fee, for which Biomira acquired a 10 per cent equity stake in CancerVac in lieu of a cash payment, represents partial consideration for sub-licensing rights to Biomira’s MUC1 technology. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to chemistry manufacturing contracts.

Research and development expenditures for the three months ended March 31, 2004 totalled $3.7 million compared to $4.1 million for the same period in 2003. The decrease in research and development expenditures, which determines the amount of collaborative funding revenue, is similarly attributable to winding down of clinical activities. General and administrative expenses for the three months ended March 31, 2004 totalled $1.7 million compared to $1.4 million for the same period in 2003. The increase of $0.3 million stems largely from incremental costs related to the settlement of an outstanding litigation in the first quarter. Marketing and business development expenditures for the three months ended March 31, 2004 decreased to $0.3 million compared to $0.4 million for the same period in 2003, and reflect the deferral of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs for developing Biomira’s internal marketing capabilities and pre-launch marketing activities related to Theratope jointly undertaken and funded with Merck KGaA.

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Stock compensation expense of $0.3 million for the three months ended March 31, 2004 represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current period. The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for 2002 and 2003 resulted in a $1.6 million charge to opening deficit. Under the transitional provisions of Section 3870, restatement of comparative figures for prior periods presented in the financial statements is optional.

Investment and other income for the three months ended March 31, 2004, totaling $0.4 million compared to $0.6 million for the same period in 2003, comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. The decrease is mainly due to lower average cash and investment balances, as net foreign exchange gains of $0.2 million for the three months ended March 31, 2004 were similar for the same period in 2003.

Biomira’s financial reserves total $35.1 million in cash and short-term investments as at March 31, 2004, a decrease of $6.4 million from the year end position due to funding of operations during the quarter.

Corporate Update

L-BLP25 Phase IIb Study in Non-Small Cell Lung Cancer (NSCLC)

The first quarter of 2004 brought positive news with the announced preliminary results from the BLP25 Liposomal vaccine (L-BLP25) Phase IIb controlled, open-label clinical trial in NSCLC. The preliminary results showed evidence of a 4.4 month overall improvement in survival for those men and women on the vaccine arm as compared to those on the control arm. The overall median survival was 17.4 months for patients on the vaccine arm versus 13 months for those individuals on the control arm of the trial. Patients on the vaccine arm received best standard of care plus L-BLP25 while those on the control arm received best standard of care alone. The randomized trial, which enrolled 171 patients in total, was conducted at 13 sites in Canada and four sites in the United Kingdom.

Both Biomira and Merck KGaA were impressed with the preliminary two-year survival data. The preliminary results in the Phase IIb study show a difference of 14.3 per cent after two years (28.9 per cent for the control arm versus 43.2 per cent for the vaccine arm).

“Although we would have been pleased to have seen a statistically significant difference in the two groups, we recognized at the outset of the trial that this would be difficult to reach in a Phase IIb trial with only 171 patients,” said Alex McPherson, MD, PhD, President and CEO. “We came close to showing a statistically significant difference between the two groups. Of even greater importance is that the trial results clearly show us a path forward in a subsequent registration trial, if regulatory authorities require such a trial. We expect to be discussing our results with regulatory authorities in due course.”

The analysis of the patient population for this study was stratified. Two of the stratified groups in the analysis of this patient population were patients with Stage IIIb locoregional disease and patients with Stage IIIb malignant pleural effusion and Stage IV cancer. Of the patients on the trial stratified with Stage IIIb locoregional disease, the median survival for those on the vaccine arm has not yet been met, while the median survival for those on the control arm is 13.3 months. As of December 2003, 60 per cent of the patients on the vaccine arm with Stage IIIb locoregional disease had survived two-years while only 36.7 per cent of the patients on the control arm had reached the same milestone. The Companies believe this 25 per cent difference is clinically compelling.

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Last month, Biomira announced that the detailed data from the Company’s Phase IIb L-BLP25 trial in non-small cell lung cancer had been accepted as the subject of a poster presentation at the 2004 annual meeting of the American Society of Clinical Oncology (ASCO). However, in compliance with Biomira’s timely disclosure obligations of material information under applicable securities laws and regulatory requirements, it was necessary for Biomira to announce details relating to the results of the Phase IIb final analysis before the ASCO annual meeting. Since many of the details of the study have been publicly disclosed, the abstract is not eligible to be presented at the ASCO annual meeting. The Company believes that the timely disclosure, which it made in its April 2, 2004 press release, was required under applicable securities laws and regulatory requirements, even though it resulted in ASCO’s decision to remove the Company’s poster presentation from the 2004 annual meeting of ASCO. It should be noted that the clinical investigators participating in the abstract submission were not involved in the determination as to the material information to be disclosed in the Company’s April 2, 2004 press release.

“ASCO is one of the premiere peer-reviewed meetings at which to release important clinical data in cancer research,” said Alex McPherson. “Although the ASCO annual meeting will not be the forum in which we present this important clinical data at this time, we look forward to working with ASCO in the future when we have further clinical breakthroughs to discuss. We will be looking at other peer-reviewed meetings or publications in which to present the NSCLC data.”

Finally, Biomira and its collaborator, Merck KGaA have recently met with an Advisory Board made up of top lung cancer specialists in North America. The consensus from the clinical advisors was to move L-BLP25 into a pivotal trial to confirm the Phase IIb data. This is one of the options Biomira can explore when it meets with regulatory authorities, which we expect will be later this year.

Theratope

Biomira and Merck KGaA of Darmstadt, Germany continue to study a potential mechanism of action to explain the apparent benefit to the large group of women with metastatic breast cancer on the Phase III trial who were treated with hormonal therapy as part of their treatment regimen. The Companies expect to announce the corporate strategy for Theratope by the end of the second quarter of 2004.

Concurrently, Biomira and Merck KGaA continue enrolment in the Phase II study of Theratope in combination with either aromatase inhibitors or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The trial, which is expected to close enrolment in the second quarter of 2004, should enrol approximately 95 patients and is being managed by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals.

Prima BioMed/CancerVac Licensing Agreement

In addition to the Merck KGaA collaboration, Biomira also recently entered into a license and development agreement with Prima BioMed Ltd. of Melbourne Australia and CancerVac Pty. Ltd., its subsidiary. The license and development agreement relates to the development and commercialization of CancerVac’s Mannan-MUC1 Fusion Protein (MFP) therapeutic vaccine. CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection into the patient.

In partial consideration for the license rights provided by Biomira to CancerVac, Biomira acquired a 10 per cent equity stake in CancerVac, and a seat on the CancerVac Board of Directors.

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Prima BioMed and CancerVac are planning to conduct a Phase IIa study in ovarian cancer with the product candidate, with the trial expected to commence in the second quarter of 2004, subject to the approval of the protocol by Biomira.

Merck KGaA

Biomira’s collaborator for Theratope and L-BLP25 is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	March 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)*

ASSETS
Current
Cash and cash equivalents	$14,436	$24,062
Short-term investments	20,638	17,443
Accounts receivable	767	459
Prepaid expenses	480	460

	36,321	42,424
Capital assets (net)	528	641
Long-term investments	264	—

	$37,113	$43,065

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,075	$3,453
Current portion of capital lease obligation	69	108
Current portion of deferred revenue	1,071	1,053

	3,215	4,614
Capital lease obligation	—	—
Deferred revenue	6,652	6,671
Class A preference shares	30	30

	9,897	11,315
SHAREHOLDERS’ EQUITY
Share capital	359,716	359,643
Warrants	8,555	8,555
Contributed surplus	10,719	8,901
Deficit	(351,774)	(345,349)

	27,216	31,750

	$37,113	$43,065

Common Shares Issued and Outstanding	72,558,982	72,545,232

(CAD $1.00 = USD $0.76)

*     Figures excerpted from the 2003 audited consolidated financial statements.

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended
	March 31

	(Unaudited)	(Unaudited)

	2004	2003

REVENUE
Contract research and development	$520	$902
Licensing revenue from collaborative agreements	265	264
Licensing, royalties and other revenue	158	—

	943	1,166

EXPENSES
Research and development	3,726	4,122
General and administrative	1,701	1,436
Marketing and business development	307	415
Stock compensation expense	289	—
Amortization of capital assets	113	119
Gain on disposal of capital assets	—	(5)

	6,136	6,087

OPERATING LOSS	(5,193)	(4,921)
Investment and other income	360	572
Interest expense	(2)	(8)

LOSS BEFORE INCOME TAXES	(4,835)	(4,357)
Income tax provision	(17)	(3)

NET LOSS	$(4,852)	$(4,360)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	72,555	54,019

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended
	March 31

	(Unaudited)	(Unaudited)

	2004	2003

DEFICIT, BEGINNING OF PERIOD	$(346,922)	$(326,101)
Net loss for the period	(4,852)	(4,360)
Accretion of convertible debentures	—	(504)
Interest, foreign exchange gain/(loss), and carrying charges on debentures	—	70

DEFICIT, END OF PERIOD	$(351,774)	$(330,895)

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended
	March 31

	(Unaudited)	(Unaudited)

	2004	2003

OPERATING
Net loss	$(4,852)	$(4,360)
Amortization of capital assets	113	119
Stock compensation expense	289	—
Amortization of deferred revenue	(265)	(264)
Gain on disposal of capital assets	—	(5)
Unrealized foreign exchange (gain) loss	(24)	20
Net change in non-cash balances from operations:
Accounts receivable	(308)	(14)
Prepaid expenses	(20)	(103)
Accounts payable and accrued liabilities	(1,378)	(4,036)

	(6,445)	(8,643)
INVESTING
(Increase) decrease in short-term investments	(3,195)	12,841
Proceeds on disposal of capital assets	—	20

	(3,195)	12,861
FINANCING
Proceeds on issue of common shares, net of issue costs	29	680
Repayment of convertible debentures	—	(4,041)
Interest on convertible debentures	—	(68)
Repayment of capital lease obligation	(39)	(38)

	(10)	(3,467)

NET CASH (OUTFLOW) INFLOW	(9,650)	751
Effect of exchange rate fluctuations on cash and cash equivalents	24	(20)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,626)	731
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF PERIOD	$14,436	$9,238

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Biomira Company Contacts:

Jane Tulloch	Ronald Helmhold
Director Investor Relations	Vice President Treasury and Financial Operations
780-490-2812	780-490-2808

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: April 30, 2004	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief
Financial Officer

Exhibit Index

Exhibit No	Description

99.1	Voluntary Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the April 29, 2004 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Voluntary Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the April 29, 2004 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002